UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 13, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold” or “the Company”)
SIBANYE GOLD AGM 2015 – VOTING RESULTS
Westonaria, 13 May 2015: Sibanye Gold announces that all
resolutions were passed by the requisite majority at the
Company's Annual General Meeting held at Sibanye Gold Academy,
Glenharvie at 09:00 on Tuesday, 12 May 2015. In accordance
with recommended practice, a poll was conducted on each
resolution at the meeting.
Details of the results of the voting are as follows:
Total issued share capital:
913,925,046
Total number of shares present/
represented at the annual general meeting
(being 81% of the total votable shares):
741,380,848
Total number of members present in person: 10
Ordinary
resolutions
Number of
shares voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1. Re-
appointment of
auditors
740,773,779 740,698,231 75,548 607,069
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
81.05% 99.99% 0.01% 0.07%
2. Election of
a director: Mr
CD Chadwick
741,079,646 737,845,769 3,233,877 301,202
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
81.09% 99,56% 0,44% 0,03%
3. Election
of a director:
Mr RTL Chan
741,079,418 726,221,281 14,858,137 301,430
% of total
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
81.09% 98.00% 2.00% 0,03%

Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained
:
4. Re-election
of a director:
Mr TJ Cumming
741,069,022 737,843,901 3,225,121 311,826 311,826
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 99.56% 0.44% 0.03%
5. Re-election
of a director:
Mr RP Menell
741,069,978
729,779,696
11,290,282
310,870
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 98.48% 1.52% 0,03%
6. Re-election
of a director:
Mr JS Vilakazi
741,069,094
729,763,456
11,305,638
311,754
% of total
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 98,47% 1,53% 0,03%
7. Re-election
of a member and
Chair of the
Audit Committee:
Mr KA Rayner
741,071,110 740,960,606 110,504 309,738
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 99.99% 0.01% 0.03%
8. Re-election
of a member of
the Audit
Committee: Mr RP
Menell
741,069,462 738,494,666 2,574,796 311,386
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 99,65% 0,35% 0,03%
9. Re-election
of a member of
the Audit
Committee: Mr NG
Nika
741,070,085 740,947,666 122,419 310,763
% of total
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 99.98% 0.02% 0.03%

Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained
:
10. Re-election
of a member of
the Audit
Committee: Ms SC
van der Merwe
741,070,689 740,951,249 119,440 310,159
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 99.98% 0.02% 0.03%
11. Approval for
the issue of
authorised but
unissued
ordinary shares
734,622,165 728,768,786 5,853,379 6,758,683
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.38% 99,20% 0,80% 0,74%
12. Issuing
equity
securities for
cash
734,629,497
642,255,176
92,374,321
6,751,351
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.38% 87.43% 12.57% 0.74%
13. Advisory
endorsement of
the Remuneration
Policy
741,058,657
543,700,501
197,358,156
322,191
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.09% 73.37% 26.63% 0,04%
Special
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained
:
1. Approval for
the remuneration
of non-executive
directors
740,900,121
655,203,716
85,696,405
480,727
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
81.07% 88.43% 11.57% 0.05%

Special
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained
:
2. Approval for
the Company to
grant financial
assistance in
terms of section
44 and 45 of the
Act
734,273,294 731,249,949 3,023,345 7,107,554
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.34% 99,59% 0,41% 0,78%
3.Increase in
authorised share
capital
734,621,333
640,882,795
93,738,538
6,759,515

% of total
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.38% 87.24% 12.76% 0,74%
4. Approval of
amendment to the
existing
Memorandum of
Incorporation
734,589,444
646,164,568
88,424,876
6,791,404
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.38% 87.96% 12.04% 0.74%
5. Acquisition
of the Company’s
own shares
734,312,690
709,494,977
24,817,713
7,068,423
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
total
issued
shares
80.35% 96.62% 3.38% 0,77%
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 13, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer